Date    15 December 2000
Number  114/00


BHP, MITSUBISHI & QRL ANNOUNCE INTEGRATION PLANS FOR SOUTH BLACKWATER MINE

BHP Limited (BHP), Mitsubishi Development Pty Ltd (Mitsubishi) and QCT Resources Limited (QRL) today announced a range of proposed integration activities following a detailed due diligence exercise undertaken after the acquisition of QRL by MetCoal Holdings (Qld) Pty Limited (MetCoal, a company owned equally by BHP and Mitsubishi), in November 2000.

The integration plans are consistent with the intentions of the parties as described in the MetCoal Bidder's Statement and will result in the establishment of a more competitive mining operation. Most notably, they will enable the current production from the South Blackwater and Blackwater Mines to be more efficiently delivered to the market and will provide customers with an enhanced and more reliable service.

After examining the various options available, the parties have decided that:

 . South Blackwater's Laleham underground mine will be closed by the end of February 2001 because of limited economic reserves and high production costs.

 . South Blackwater's Kenmare underground mine will complete development of three panels in the upper seam by March 2001. Longwall mining of these panels is expected to be completed by the end of 2001, when Kenmare will be closed due to geological constraints.

 . The South Blackwater open cut operations will be combined with those of the CQCA Blackwater mine to produce an estimated 13.5 million tonnes of coking and thermal coal a year.

 . QRL's Brisbane corporate office will be closed.

Coal sales will be maintained at current levels to meet existing customer expectations and commitments. This will be achieved by maintaining a secure supply of high quality coal through the continued operation of South Blackwater's open cut operations, and by increasing production from the CQCA Blackwater mine. A cost benefit analysis is being finalised to identify the most effective means of integrating the operations. The combined mining operation will be one of Australia's largest and most efficient coal mines.

The new combined mine operations will require a workforce of approximately 550 people, including up to 300 involved in mining activities, 125 in maintenance and 95 in the coal processing area, plus administration staff. This will result in a net reduction of about 205 employees over a 12 month period.

Chief Executive Officer of QCT Resources Limited, Mr John Smith, said:
"The reduction in workforce numbers is regrettable, but unavoidable considering the outlook for the underground operations. Opportunities will be available for affected employees to be selected and trained for permanent positions in the expanded open cut operations, while those leaving the operations will be assisted through this difficult period with career and personal counseling."

QRL will engage BHP Coal Pty Ltd, manager of the CQCA joint venture, for the management of South Blackwater operations and marketing of all coal out of the new integrated Blackwater operations.

Commenting on today's announcement, Chief Executive Officer of BHP Minerals, Mr Ron McNeilly, said: "These integration plans represent an important step in achieving the consolidation that is required in Queensland to ensure that competitive, world class mining operations are established which are able to meet customer requirements well into the future."

Also commenting on the announcement, Mitsubishi Managing Director, Mr Kenjiro Itadani, said: "This concludes an important stage of our joint acquisition with BHP; it's gratifying that the outcome is in line with our initial expectations and we would like to thank our customers and other stakeholders for their ongoing support."

For further information please contact:

BHP Media
Ian Dymock Manager, Public Affairs and Communications
BHP Queensland Coal
Phone:  61 7 3226 0512  Mobile:  61 407 328 608

Mandy Frostick Manager
Media Relations
Phone: 61 3 9609 4157 Mobile: 61 419 546 245

Investment Market
Robert Porter
Vice President Investor Relations
Phone: 61 3 9609 3540 Mobile:  61 419 587 456

Francis McAllister
Vice President Investor Relations, Houston (North America)
Tel: (713) 961 8625

Mitsubishi
Robert Campese
Manager General Affairs
Phone: 61 2 9951 4838

QCT Resources
Mark McKeon
Company Secretary
Phone: 61 7 3226 5614